UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 7

Cerner Corporation

(Name of Subject Company)

Cerner Corporation

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

156782104

(CUSIP Number of Class of Securities)

Daniel P. Devers

Executive Vice President and Chief Legal Officer

Cerner Corporation

2800 Rock Creek Parkway

North Kansas City, Missouri 64117

(816) 221-1024

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

James P. Beaubien

Mark D. Gerstein

Christopher R. Drewry

Brent T. Epstein

Latham & Watkins LLP

330 North Wabash Avenue, Suite 2800

Chicago, Illinois 60611

(312) 876-7700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 7 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 19, 2022 (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by Cerner Corporation, a Delaware corporation (“Cerner”). The Schedule 14D-9 relates to the cash tender offer by Cedar Acquisition Corporation, a Delaware corporation (“Purchaser”), a wholly owned subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), a wholly owned subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), to purchase all of the issued and outstanding shares of Cerner’s common stock, par value $0.01 per share. The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented from time to time, the “Schedule TO”) filed by Oracle, Parent and Purchaser with the SEC on January 19, 2022, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 19, 2022 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used but not otherwise defined in this Amendment have the meanings given to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

(a)(5)(W) Frequently Asked Questions – Equity Awards and Tender Offer.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about Oracle and Cerner, including statements that involve risks and uncertainties concerning Oracle’s proposed acquisition of Cerner, anticipated customer benefits and general business outlook. Any such statement may be influenced by a variety of factors, many of which are beyond the control of Cerner, that could cause actual outcomes and results to be materially different from those projected, described, expressed or implied in this document due to a number of risks and uncertainties. Potential risks and uncertainties include, among others, the possibilities that the transaction will not close or that the closing may be delayed, that the anticipated synergies may not be achieved after closing, and that the combined operations may not be successfully integrated in a timely manner, if at all; the ability of Cerner to retain customers and key personnel and to maintain relationships with key suppliers; litigation or claims relating to the transaction or Cerner’s assets and business; general economic conditions in regions in which either company does business; the impact of the COVID-19 pandemic on how Cerner and its customers are operating their businesses and the duration and extent to which the pandemic will impact Cerner’s future results of operations; and the possibility that Cerner may be adversely affected by other economic, business, and/or competitive factors. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Cerner.

In addition, please refer to the documents that Cerner files with the SEC on Forms 10-K, 10-Q and 8-K. These filings identify and address other important factors that could cause Oracle’s and Cerner’s respective operational and other results to differ materially from those contained in the forward-looking statements set forth in this document. You are cautioned to not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except as required by law, Cerner is not under any duty to update any of the information in this document.

Additional Information about the Acquisition and Where to Find It

In connection with the proposed acquisition, Oracle has commenced a tender offer for the outstanding shares of Cerner common stock. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cerner common stock, nor is it a substitute for the tender offer materials that Oracle and its acquisition subsidiary have filed with the SEC upon commencement of the tender offer. Oracle and its acquisition subsidiary have filed tender offer materials on Schedule TO, and Cerner has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement contain important information. Holders of shares of Cerner common stock are urged to read these documents carefully (as each may be amended or supplemented from time to time) because they contain important information that holders of shares of Cerner common stock should consider before making any decision regarding tendering their shares. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, are available to all holders of shares of Cerner common stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement are available for free at the SEC’s website at www.sec.gov.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Oracle and Cerner file annual, quarterly and special reports and other information with the SEC, which are available at the website maintained by the SEC at http://www.sec.gov.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CERNER CORPORATION

By:	/s/ Daniel P. Devers
Name: Daniel P. Devers
Title: Executive Vice President and Chief Legal Officer
Date: May 12, 2022